UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53132

CHILE MINING TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

3316 Park Place, Springfield, New Jersey 07081

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

Common Stock, Par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to le reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to le reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 460

Pursuant to the requirements of the Securities Exchange Act of 1934, Chile Mining Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 26, 2018	By:	/s/ Eric Hirsch
Eric Hirsch
CEO

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed on behalf by the undersigned duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)

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